10027601

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERCIVAL FINANCIAL PARTNERS, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Village Square II Suite 252 5100 Falls Road
(No. and Street)

Baltimore, MD 21210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth P. Taylor, Sr. (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard N. Colman, CPA, Auditors, PC
(Name – *if individual, state last, first, middle name*)

2 Reservoir Circle Suite 100 Baltimore, MD 21208
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth P. Taylor, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Percival Financial Partners, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA KATE MORLEY
NOTARY PUBLIC
BALTIMORE COUNTY, MD
My Commission Expires Oct. 24, 2012

Notary Public

Signature

Kenneth P. Taylor, Sr. President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: PERCIVAL FINANCIAL PARTNERS, LTD.
Address: VILLAGE SQUARE II, SUITE 252
5100 FALLS ROAD
BALTIMORE, MD 21210
Telephone: 410-323-5333
SEC Registration Number: 8-49577
FINRA Registration Number: 41813

(ii) Accounting Firm
Name: RICHARD N. COLMAN, CPA
AUDITORS, PC
Address: 2 RESERVOIR CIRCLE SUITE 100 BALTIMORE, MD 21208
Telephone: 410-653-0800
Accountant's State Registration Number: 8371

Date of PCAOB Registration Approval: December 17, 2009

(iii) Audit date covered by the Agreement: DECEMBER 31, 2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit -- (check one)

( ) is for the annual audit only for the fiscal year ending DECEMBER 31, 2009*
(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year. Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]
Name: KENNETH P. TAYLOR, SR President

Date: 2/18/2010

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2009

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2009

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS AND AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2009
CONTENTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. as of December 31, 2009, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, and related schedules thereto, referred to above present fairly, in all material respects, the financial position of Percival Financial Partners, Ltd. as of December 31, 2009 and the results of its operations, cash flows, changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Richard N. Colman, CPA, Auditors, PC
Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation

Baltimore, Maryland
January 15, 2010

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	100,639
Accounts Receivable (Notes 1 and 2)	28,922
Employee Receivables	187,551
Prepaid Expenses	5,458
TOTAL CURRENT ASSETS	322,570
FIXED ASSETS (Note 3)	
Furniture	27,176
Office Equipment	78,121
Leasehold Improvements	8,832
TOTAL FIXED ASSETS, at cost	114,129
ACCUMULATED DEPRECIATION (Note 3)	103,260
TOTAL FIXED ASSETS, net	10,869
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	0
TOTAL OTHER ASSETS	0
TOTAL ASSETS	333,439

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts and Pension Payable (Note 1)	25,587
TOTAL CURRENT LIABILITIES	25,587
TOTAL LIABILITIES	25,587
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value (75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings (Deficit)	(17,648)
TOTAL STOCKHOLDER'S EQUITY	307,852
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	333,439

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

	$	%
COMMISSION INCOME	893,324	100.00
COST OF COMMISSIONS		
Execution Expense	74,842	8.38
Clearance Expense	64,108	7.18
Fees Expense	2,422	0.27
TOTAL COST OF COMMISSIONS	141,372	15.83
GROSS PROFIT	751,952	84.17
OPERATING EXPENSES (See Schedule)	727,396	81.43
NET INCOME (LOSS) FROM OPERATIONS	24,556	2.74
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	3,541	0.40
Miscellaneous Income	1,519	0.17
TOTAL OTHER INCOME (EXPENSE)	5,060	0.58
NET INCOME (LOSS)	29,616	3.32
RETAINED EARNINGS (DEFICIT), Beginning	(47,264)	
S Corporation Distributions	0	
RETAINED EARNINGS (DEFICIT), Ending	(17,648)	

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income (Loss)	29,616
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	2,959
Interest and Dividend Income	(3,541)
Increase in Accounts Receivable	1,060
Decrease in Prepaid Expenses	(2,771)
Increase in Accounts Payable	2,016
Total Adjustments	(277)
Net Cash Provided By Operating Activities	29,339
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend Income	3,541
Increase in Employee Receivables	(54,539)
Acquisition of Fixed Assets	(438)
S Corporation Distributions	0
Rounding	0
Net Cash Flows From Investing Activities:	(51,436)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flows From Financing Activities	0
NET INCREASE (DECREASE) IN CASH	(22,097)
CASH AND CASH EQUIVALENTS, BEGINNING	122,736
CASH AND CASH EQUIVALENTS, ENDING	100,639
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	(47,264)
Additions	0	0	0
Reductions	0	0	0
Net Income (Loss)	0	0	29,616
Ending Balance	50,000	275,500	(17,648)

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

THIS PAGE INTENTIONALLY LEFT BLANK

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the National Association of Securities Dealers. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.). The majority of clients, both as a function of number and volume, are institutional-based money management firms managing investment portfolios on behalf of their national institutional clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

On August 1, 2006 Kenneth P. Taylor, Sr. bought the shares previously owned by Arnold Smolen and now owns 50,000 shares and is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the fist 15 days of 2010, hence, the allowance for doubtful accounts as of December 31, 2009 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2009 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 26,303	$ 873
Office Equipment	78,121	75,567	2,554
Leasehold Improvements	8,832	1,390	7,442
Total Fixed Assets - Cost	$ 114,129	$ 103,260	$ 10,869

Depreciation expense for the year ended December 31, 2009 was $2,959.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a three year operating lease expiring September 30, 2011. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2010	$ 50,600
2011	39,077
TOTAL	$ 89,677

Note 5 - OTHER COMMITTMENTS

On October 3, 2005 the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.) initially expiring October 2, 2010 to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005.

While it is not Management's intention to terminate this contract, there is a penalty clause for early termination which is composed of (1) the greater of $10,000 or the conversion cost plus (2) the remaining number of months in the term multiplied by the average monthly fees for the prior twelve (12) months. The contingent termination cost through the maturity of the agreement is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2009	129,484

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.) This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $102,973 with an aggregate indebtedness to net capital ratio of 0.248.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2008. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% matching contribution by the company. For the year ended December 31, 2009 this contribution is $11,081.

Note 9 – CONTINGENCIES

On October 3, 2005 the Company entered into an agreement with Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.) to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005. This contract is an exclusive clearing agreement with an initial term of five (5) years. While it is not Management's intention to terminate this contract, there is a penalty clause for early termination which is composed of (1) the greater of $10,000 or the conversion cost plus (2) the remaining number of months in the term multiplied by the average monthly fees for the prior twelve (12) months.

THIS PAGE INTENTIONALLY LEFT BLANK

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation

Baltimore, Maryland
January 15, 2010

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of Net Capital

Total Stockholder's Equity	307,852
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholders' Equity Qualified for Net Capital	307,852
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	307,852
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $26,303 Accumulated Depreciation)	873
Office Equipment (Cost $78,121 less $75,567 Accumulated Depreciation)	2,554
Leasehold Improvements (Cost $8,832 less $1,390 Accumulated Depreciation)	7,442
Other Assets	193,009
Total Non-Allowable Assets	203,878
Total Deductions and/or Charges:	203,878
Net Capital Before Haircuts on Securities Positions	103,974
Haircuts on Securities Positions	1,001
Total Haircuts on Securities Positions	1,001
Net Capital	102,973
Total Aggregate Indebtedness	
Accounts Payable	25,587
Total Aggregate Indebtedness	25,587
Ratio of Total Aggregate Indebtedness to Net Capital	0.248

Computation of Basic Net Capital Requirement

Net Capital per Above	102,973
Minimum Net Capital Requirement of Reporting Broker per NASD Agreement	5,000
Excess Net Capital	97,973
Excess Net Capital at 1,000% (Net Capital less 10% Aggregage Indebtedness)	100,414

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	102,973
Add:	
Deduct:	
Net Capital per Above	102,973

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

	$	%
OPERATING EXPENSES		
Advertising & Promotion	250	0.03
Automobile	19,250	2.15
Bank Service Charges	437	0.05
Consulting Expense	34,728	3.89
Contributions	22,057	2.47
Delivery, Courier and Postage	1,336	0.15
Depreciation	2,959	0.33
Dues, Subscriptions, and Publications	56,568	6.33
Employee Benefits	14,201	1.59
Entertainment	36,677	4.11
Insurance	4,614	0.52
Legal and Accounting	30,281	3.39
Office Expense	7,410	0.83
Payroll Services	1,569	0.18
Payroll Taxes	25,555	2.86
Pension Expense	12,525	1.40
Rent and Occupancy Expense (Note 4)	48,651	5.45
Salaries, Wages and Bonuses	380,854	42.63
Taxes and Licenses	1,519	0.17
Telephone and Communication	16,989	1.90
Travel	8,966	1.00
TOTAL OPERATING EXPENSES	727,396	81.43

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7T Transitional Assessment Reconciliation (Schedule of Assessment and Payments) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Percival Financial Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Percival Financial Partners, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Percival Financial Partners, Ltd.'s management is responsible for the Percival Financial Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, if applicable, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, if applicable, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, if applicable, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed if applicable, noting no differences,.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RICHARD N. COLMAN, CPA, AUDITORS, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation

Baltimore, Maryland
January 15, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049577 FINRA DEC
PERCIVAL FINANCIAL PARTNERS LTD 11*11
2 VILLAGE SQ STE 252
BALTIMORE MD 21210-1624

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kenneth P Taylor, Sr 410-323-5333

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,403.28

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (378.81)
1/2/09 -$150 7/23/09 -228.81
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,024.47

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,024.47

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,024.47

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Percival Financial Partners, LTD
(Name of Corporation, Partnership or other organization)

Kenneth P Taylor Sr
(Authorized Signature)

President / CEO
(Title)

Dated the 5th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 662,202
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	100,989
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	100,989
2d. SIPC Net Operating Revenues	$ 561,313
2e. General Assessment @ .0025	$ 1,403.28

(to page 1 but not less than $150 minimum)